

May 15, 2013

Via E-mail
Wei Chen
Chief Executive Officer & President
China Logistics Group, Inc.
23F. Gutai Beach Building No. 969
Zhongshan Road (South)
Shanghai, China 200011

> **Re: China Logistics Group, Inc.**
> **Form 8-K filed May 13, 2013**
> **File No. 0-31497**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02 - Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Audit Report

1. Please revise to provide a more detailed description of the facts underlying the restatements or explain why you believe your current disclosure adequately describes the errors. Refer to Item 4.02(a)(2) of Form 8-K.

2. Please revise to disclose that your amended Annual Report on Form 10-K for the year ended December 31, 2011 will include restated consolidated statements of operations and comprehensive income (loss), restated consolidated statements of changes in stockholders' equity (deficit), and restated consolidated statements of cash flows for the years ended December 31, 2010 and December 31, 2009 or tell us why these restated financial statements will not be included in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen at 202-551-3336 if you have any questions. In his absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief